UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE

Further to our reports on Form 6-K furnished to the SEC on July 9, 2025, July 16, 2025, August 8, 2025 and September 29, 2025 in connection with the proposed merger with Choco Up Group Holdings Limited (“Choco Up”) announced on July 9, 2025 (the “Merger”), including (i) the selected unaudited consolidated financial information of Choco Up and its subsidiaries for the three months ended March 31, 2025 based on Choco Up’s management accounts, and (ii) the audited consolidated financial statements of Choco Up and its subsidiaries for the fiscal years ended December 31, 2024 and 2023, Plutus Financial Group Limited (the “Company”) is furnishing in Exhibit 99.1 to this Form 6-K the following additional unaudited pro forma condensed combined financial information:

-	The unaudited pro forma condensed consolidated statements of financial position as of December 31, 2024;

-	The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024;

-	The unaudited pro forma condensed consolidated statements of financial position as of March 31, 2025; and

-	The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income for the three months ended March 31, 2025.

Based on such unaudited pro forma condensed combined financial information, the total shareholders’ equity of the combined company as of March 31, 2025 was approximately US$31.1 million. The net loss and total comprehensive loss of the combined company for the year ended December 31, 2024 was approximately US$3.4 million. The net tangible assets of the combined company as of December 31, 2024 was approximately US$4.5 million. For details, please refer to Exhibit 99.1 attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: October 3, 2025

EXHIBIT INDEX

Number	Description of Document
99.1	Unaudited Pro Forma Condensed Combined Financial Information